Exhibit A-5
(Unaudited)

Birdsall, Inc.
Consolidating Balance Sheet
December 31, 2002
(Millions)

	Birdsall, Inc.	Tropical Shipping & Construction Company, Ltd.	Birdsall Shipping, S.A.	Seven Seas Inc.	Tropic Equipment Leasing
ASSETS					
Current assets					
Cash and cash equivalents	$ 0.4	$ 2.0	$ —	$ 0.2	$ 10.0
Short-term investments, at cost which approximates market	—	21.7	—	1.6	—
Receivables	0.3	30.9	—	0.4	—
Deferred income taxes	1.0	—	—	—	—
Other	2.3	2.5	—	—	1.0
	4.0	57.1	—	2.2	11.0
Investments in subsidiaries	17.0	29.1	—	—	—
Property, plant and equipment, at cost	102.6	134.2	65.3	0.1	—
Less accumulated depreciation	57.2	71.7	30.5	0.1	—
	45.4	62.5	34.8	—	—
Other assets	13.5	(2.3)	—	5.4	70.3
	$ 79.9	$ 146.4	$ 34.8	$ 7.6	$ 81.3
LIABILITIES AND CAPITALIZATION					
Current liabilities					
Short-term borrowings	$ 22.5	$ —	$ —	$ —	$ —
Accounts payable	9.2	14.3	0.9	0.9	—
Other	1.3	—	—	—	(11.8)
	33.0	14.3	0.9	0.9	(11.8)
Deferred credits and other liabilities					
Deferred income taxes	21.2	—	—	—	82.3
Other	0.9	0.3	0.3	—	—
	22.1	0.3	0.3	—	82.3
Capitalization					
Preferred stock	—	2.0	—	—	—
Common stock	0.5	—	—	0.8	5.0
Paid-in capital	—	—	25.2	1.0	—
Retained earnings	24.3	129.9	8.4	4.9	5.8
Accum. other comprehensive income	—	(0.1)	—	—	—
	24.8	131.8	33.6	6.7	10.8
	$ 79.9	$ 146.4	$ 34.8	$ 7.6	$ 81.3

[Additional columns below]

[Continued from above table, first column(s) repeated]

	Tropical Shipping International, Ltd.	Other Subsidiaries	Adjustments and Eliminations	Consolidated
ASSETS				
Current assets				
Cash and cash equivalents	$ —	$ 3.3	$ 1.5	$ 17.4
Short-term investments, at cost which approximates market	—	2.0	—	25.3
Receivables	—	0.8	—	32.4
Deferred income taxes	—	—	—	1.0
Other	—	0.4	—	6.2
	—	6.5	1.5	82.3
Investments in subsidiaries	—	2.2	(48.3)	—
Property, plant and equipment, at cost	—	4.1	2.8	309.1
Less accumulated depreciation	—	2.4	2.8	164.7
	—	1.7	—	144.4
Other assets	4.7	3.7	0.8	96.1
	$ 4.7	$ 14.1	$ (46.0)	$ 322.8
LIABILITIES AND CAPITALIZATION				
Current liabilities				
Short-term borrowings	$ —	$ —	$ —	$ 22.5
Accounts payable	—	4.9	1.5	31.7
Other	—	—	—	(10.5)
	—	4.9	1.5	43.7
Deferred credits and other liabilities				
Deferred income taxes	—	—	—	103.5
Other	—	—	—	1.5
	—	—	—	105.0
Capitalization				
Preferred stock	—	—	(2.0)	—
Common stock	—	2.5	(8.3)	0.5
Paid-in capital	—	0.9	(27.1)	—
Retained earnings	4.7	5.7	(10.1)	173.6
Accum. other comprehensive income	—	0.1	—	—
	4.7	9.2	(47.5)	174.1
	$ 4.7	$ 14.1	$ (46.0)	$ 322.8

Note: Subsidiaries combined under "Other Subsidiaries" in Exhibits A-4 through A-9 aggregate less than 2% of Nicor Inc. consolidated assets or consolidated revenue.